Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

SpaceX launches solar array on space station for power system upgrade

Texas News Daily

Martin Ricker

3 June 2021

The SpaceX Falcon 9 rocket departed after the International Space Station, which thundered from Florida on Thursday and carried over 7,000 pounds of supplies. Science gear And other hardware includes the first two of six new rollout solar wings to power up your lab.

The new array, rolled up like a 10-foot-wide carpet, is angled to the lab’s existing solar wings and accumulates in the carbon composite unwinding after the latch is released. It expands automatically using the “strain energy” that has been created. Boom on both sides.

“They don’t want to be rolled up. They want to roll out,” said Andrew Rush, president and chief operating officer of Redwire, the parent company that supplied Boeing with the new array under contract. “We only release the restraint mechanisms, they are deployed via their own strain energy …. reduce complexity.”

The new array reinforces the eight large wings that are part of the station’s original equipment and compensates for aging. When all six new arrays are installed with a $ 103 million upgrade, the overall power generation will increase by 20-30%, which is about the same as the output when the new array was introduced.

Joel Montalbano, Space Station Program Manager at NASA Johnson Space Center in Houston, said:

“We, Axiom space Adding a module to the International Space Station can provide sufficient power to the additional module and other international partners to maximize the use of the International Space Station. These new arrays provide that functionality.

“When SpaceX’s 22nd cargo was driven to the space station, nine Marlin engines powering the first stage of the Falcon 9 ignited and adjusted to thrust of up to 1.7 million pounds at 1:29 pm on the EDT. I pushed the rocket away from Pad 39A at the top of the Kennedy Space Center. A brilliant exhaust rush.

The 215-foot-high rocket accelerates rapidly, consuming propellant and losing weight, ascending directly into the orbit of the space station and flying away along a northeastern orbit that is tilted 51.6 degrees with respect to the equator. It was.

Two and a half minutes after the launch, the first stage fell and successfully landed on an offshore drone, recording SpaceX’s 86th successful booster recovery and 64th successful landing at sea.

Unusual for SpaceX to regularly retrieve and refly boosters, this was the first new addition to the company’s reusable rocket population.

Meanwhile, in the second phase of Falcon 9, the Cargo Dragon capsule was put into orbit after burning for 6 minutes. Hopefully everything will fly to the docking of the station’s front harmony module early Saturday morning, arriving around 5am

Capsule pressurized cabin, a section accessible to space station crew, includes 750 pounds of astronaut equipment, over 2,000 pounds of research equipment and materials, 760 pounds of space station hardware, and about 250 pounds. It is packed with nearly £ 4,300 of cargo, including spacewalks. Gear and computer equipment.

Crew supplies also include fresh apples, oranges, cherry tomatoes, onions, lemons, peppers, avocados, coffee, tea and other menu items.

The wings of the ISS Rollout Solar Array (iROSA) were mounted on the unpressurized trunk section of the Cargo Dragon. After docking with the space station, the lab’s robotic arms pull them out and place the panels on the left edge of the station’s flagship truss.

On July 16th and 20th, astronaut Shane Kimbro and European Space Agency crew Thomas Pesquet are planning two EVAs.

Once installed and plugged into the station circuit, the restraint held by the new array in a rolled-up configuration is released, the panel automatically unwinds in about 10 minutes, fully unfolds and tilts about 10 degrees to stretch 60 feet. I will. Degrees against the original array.

The new array is smaller than the original wing of the station and extends 120 feet from top to bottom. According to Rush, the iROSA array is packed with more solar cells than the original panel, and the cells themselves are based on newer and more efficient technology.

“We can take advantage of these improvements and efficiencies in power generation to significantly increase the power of the ISS without having to deploy the same (sized) array,” says Rush.

The next two iROSA panels will be launched in SpaceX Cargo Mission No. 25 in April next year. The last two wings will be installed on the next SpaceX freighter, No. 26, in October 2022.

The iROSA array will be built by Red Wing’s subsidiary Deployable Space Systems for NASA under a contract with Boeing, the base’s leading contractor, using solar cells provided by Boeing’s subsidiary Spectrolab.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp.

You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.